Exhibit 99.7

RESTRICTED STOCK AWARD AGREEMENT

MARKET-BASED VESTING

(CEO)

PAYCOM SOFTWARE, INC.

2014 LONG-TERM INCENTIVE PLAN, AS AMENDED

1.    Grant of Award. Pursuant to the Paycom Software, Inc. 2014 Long-Term Incentive Plan, as amended (the “Plan”) for Employees, Contractors, and Outside Directors of Paycom Software, Inc., a Delaware corporation (the “Company”), the Company grants to

Chad Richison
(the “Participant”)

an Award of Restricted Stock in accordance with Section 6.4 of the Plan. The number of shares of Common Stock awarded under this Restricted Stock Award Agreement (this “Agreement”) is 1,610,000 shares (the “Awarded Shares”). The “Date of Grant” of this Award is November 23, 2020.

2.    Subject to Plan; Definitions.

a.    This Agreement is subject to the terms and conditions of the Plan, and the terms of the Plan shall control to the extent not otherwise inconsistent with the provisions of this Agreement. To the extent the terms of the Plan are inconsistent with the provisions of the Agreement, this Agreement shall control. This Agreement is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Participant in writing.

b.    The capitalized terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan; provided, that the following terms shall have the meanings set forth below:

i.     “Cause” shall have the meaning set forth in the Employment Agreement.

ii.    “Employment Agreement” means that certain Second Amended and Restated Executive Employment Agreement, dated March 9, 2020, by and between the Participant and the Company.

iii.    “First Stock Price Threshold” means $1,000.00.

iv.    “Good Reason” shall have the meaning set forth in the Employment Agreement (as modified by Section 26 hereof).

v.    “Paycom” means the Company and its Subsidiaries collectively.

vi.    “Second Stock Price Threshold” means $1,750.00.

vii.    “Termination of Employment” means the Participant’s termination of employment as Chief Executive Officer of the Company for any reason and, notwithstanding anything in the Plan or the Employment Agreement to the contrary, shall occur upon the Participant ceasing to be the Chief Executive Officer of the Company even if the Participant continues to serve on the Board or to serve the Company in another capacity.

viii. “Trading Day” means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable Trading Market or in the applicable securities market.

ix.    “Trading Market” means the primary securities exchange on which the Common Stock is listed or quoted for trading on the date in question.

x.     “VWAP” means the daily volume weighted average price of a share of the Common Stock for such date on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (or successor thereto) using its “Volume at Price” function (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

xi. “VWAP Value” means, as of any date, the arithmetic average of the VWAP on each of the twenty (20) consecutive Trading Days immediately preceding such date.

3.    Vesting. Except as specifically provided in this Agreement and subject to certain restrictions and conditions set forth in the Plan, the Awarded Shares shall vest as set forth below. Any Awarded Shares that become vested in accordance with this Section 3 shall be referred to as “Vested Shares” and any Awarded Shares that, at the particular time of determination, have not become vested in accordance with this Section 3 shall be referred to as “Non-Vested Shares.”

a.    Fifty percent (50%) of the Awarded Shares shall vest on the first date, if any, that the VWAP Value equals or exceeds the First Stock Price Threshold, provided that (i) there has not been a Termination of Employment before such date and (ii) such date occurs on or before the sixth (6th) anniversary of the Date of Grant; and

b.    Fifty percent (50%) of the Awarded Shares shall vest on the first date, if any, that the VWAP Value equals or exceeds the Second Stock Price Threshold, provided that (i) there has not been a Termination of Employment before such date and (ii) such date occurs on or before the tenth (10th) anniversary of the Date of Grant.

c.    Notwithstanding any provision of the Plan or this Agreement to the contrary, in the event that some or all of the Awarded Shares are Non-Vested Shares as of immediately prior to a Change in Control, such Non-Vested Shares may either (i) be assumed or substituted or otherwise remain outstanding in connection with the Change in Control or (ii) vest and/or be forfeited to the extent provided in the immediately following sentences of this paragraph. Regardless of whether or not they are assumed or substituted or otherwise remain outstanding in connection with the Change in Control, the VWAP Value (as modified below) shall be measured as of immediately prior to the Change in Control for purposes of determining whether the VWAP Value equals or exceeds the First Stock Price Threshold and/or the Second Stock Price Threshold and, for this purpose, the “VWAP Value” shall, in lieu of the definition of “VWAP Value” in Section 2(b)(xi) above, be deemed to be equal to the greater of the (A) closing price per share of Common Stock as of the most recent Trading Day immediately prior to the effective time of such Change in Control, as reported by the Trading Market, or (B) price per share paid generally to holders of Common Stock for each share of Common Stock in the Change in Control. To the extent that the Awarded Shares are not assumed or substituted or do not otherwise remain outstanding, any Awarded Shares that are Non-Vested Shares as of immediately before the Change in Control and do not vest as a result of the Change in Control, as set forth in this paragraph, shall be forfeited automatically as of the effective time of the Change in Control and never shall become Vested Shares.

d.    For the purposes of the immediately preceding paragraph, the Awarded Shares will be considered assumed or substituted if, following the Change in Control, the Awarded Shares confer the right to receive, subject to the applicable vesting conditions, for each Awarded Share immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property or any combination thereof) received generally in the Change in Control by holders of Common Stock for each share of Common Stock held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the conversion of the Awarded Shares into solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

e.    Notwithstanding anything herein to the contrary, in the event of the Participant’s Termination of Employment by reason of (i) the Participant’s death, (ii) the Participant’s Total and Permanent Disability, (iii) the Participant’s termination by the Company without Cause or (iv) the Participant’s resignation for Good Reason, the Non-Vested Shares shall remain eligible for vesting in accordance with Section 3(a), (b) and (c) for a period of one (1) year following such Termination of Employment (but no later than the sixth (6th) anniversary of the Date of Grant in the case of the Awarded Shares subject to the First Stock Price Threshold and the tenth (10th) anniversary of the Date of Grant in the case of the Awarded Shares subject to the Second Stock Price Threshold (the “Applicable Period”)), provided however, that Participant shall not be eligible to vest pursuant to this Section 3(e) in the event Participant is in material breach of Section 7.4(a) of the Employment Agreement and fails to cure such breach after being provided a written notice of breach and a ten day opportunity to cure such breach. Any Non-Vested Shares that do not become Vested Shares within the Applicable Period or within any applicable ten day cure period immediately following the Applicable Period shall be immediately forfeited and shall cease to be outstanding.

4.    Forfeiture of Awarded Shares. Awarded Shares that are not vested in accordance with Section 3 shall be forfeited and shall cease to be outstanding on the earlier of (a) the sixth (6th) anniversary of the Date of Grant in the case of the Awarded Shares subject to the First Stock Price Threshold and the tenth (10th) anniversary of the Date of Grant in the case of the Awarded Shares subject to the Second Stock Price Threshold, or (b) the later of (i) date of the Participant’s Termination of Employment, or (ii) in the event Section 3(e) applies, upon the expiration of the applicable time periods set forth in Section 3(e). Upon forfeiture, all of the Participant’s rights with respect to the forfeited Awarded Shares shall cease and terminate, without any further obligations on the part of the Company.

5.    Restrictions on Awarded Shares. Subject to Section 27, the Participant shall not be permitted to sell, transfer, offer, pledge, hypothecate, loan, margin, assign, gift or otherwise encumber or dispose of, either voluntarily or involuntarily, or to enter into any contract, option, right, warrant or other arrangement or understanding with respect to the foregoing (a “Transfer”) any of the Non-Vested Shares until such shares become Vested Shares in accordance with Section 3. The Committee may in its sole discretion, remove any or all of such restrictions (or any other restrictions contained herein) on any Awarded Shares whenever it may determine that, by reason of changes in applicable law or changes in circumstances after the date of this Agreement, such action is appropriate.

6.    Legend. The following legend shall be placed on all certificates issued representing Awarded Shares:

On the face of the certificate:

“TRANSFER OF THIS STOCK IS RESTRICTED IN ACCORDANCE WITH CONDITIONS PRINTED ON THE REVERSE OF THIS CERTIFICATE.”

On the reverse:

“THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY IN ACCORDANCE WITH THAT CERTAIN PAYCOM SOFTWARE, INC. 2014 LONG-TERM INCENTIVE PLAN, AS AMENDED AND THAT CERTAIN RESTRICTED STOCK AWARD AGREEMENT, BY AND BETWEEN THE COMPANY AND THE PARTICIPANT, DATED AS OF NOVEMBER 23, 2020, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY IN OKLAHOMA CITY, OKLAHOMA. NO TRANSFER OR PLEDGE OF THE SHARES EVIDENCED HEREBY MAY BE MADE EXCEPT IN ACCORDANCE WITH AND SUBJECT TO THE PROVISIONS OF SAID PLAN. BY ACCEPTANCE OF THIS CERTIFICATE, ANY HOLDER, TRANSFEREE OR PLEDGEE HEREOF AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SAID PLAN.”

The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

“SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND NOT FOR RESALE, TRANSFER OR DISTRIBUTION, HAVE BEEN ISSUED PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF APPLICABLE STATE AND FEDERAL SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED OTHER THAN PURSUANT TO EFFECTIVE REGISTRATION UNDER SUCH LAWS, OR IN TRANSACTIONS OTHERWISE IN COMPLIANCE WITH SUCH LAWS, AND UPON EVIDENCE SATISFACTORY TO THE COMPANY OF COMPLIANCE WITH SUCH LAWS, AS TO WHICH THE COMPANY MAY RELY UPON AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY.”

All Awarded Shares owned by the Participant shall be subject to the terms of this Agreement and shall be represented by a certificate or certificates bearing the foregoing legend.

7.    Delivery of Certificates; Registration of Shares. The Company shall deliver certificates for Awarded Shares to the Participant or shall register such Awarded Shares in the Participant’s name, free of restriction under this Agreement, promptly after, and only after, such Awarded Shares have become Vested Shares in accordance with Section 3. In connection with any issuance of a certificate for Restricted Stock, the Participant shall endorse such certificate in blank or execute a stock power in a form satisfactory to the Company in blank and deliver such certificate and executed stock power to the Company.

8.    Rights of a Stockholder. Except as provided in Section 4 and Section 5 above, the Participant shall have, with respect to his Awarded Shares, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon, subject to the provisions of this Section 8. Any stock dividends paid with respect to Awarded Shares shall at all times be treated as Awarded Shares and shall be subject to all restrictions placed on such Awarded Shares; any such stock dividends paid with respect to such Awarded Shares shall vest as the related Awarded Shares become vested. Any cash dividends paid with respect to Non-Vested Shares shall at all times be subject to the provisions of this Agreement (including the vesting and forfeiture provisions set forth above); any such cash dividends paid with respect to such Non-Vested Shares shall vest as such shares become Vested Shares, and shall be paid to the Participant on the date the Non-Vested Shares to which such cash dividends relate become Vested Shares.

9.    Voting. The Participant, as record holder of the Awarded Shares, has the exclusive right to vote, or consent with respect to, such Awarded Shares until such time as the Awarded Shares are transferred in accordance with this Agreement; provided that this Section 9 shall not create any voting right where the holders of such Awarded Shares otherwise have no such right.

10.    Adjustment to Number of Awarded Shares. The Awarded Shares shall be subject to adjustment in accordance with Articles 11-13 of the Plan (other than Section 12.4 of the Plan, which shall be superseded by paragraphs (c) and (d) of Section 3 of this Agreement).

11.    Specific Performance. The parties acknowledge that remedies at law will be inadequate remedies for breach of this Agreement and consequently agree that this Agreement shall be enforceable by specific performance. The remedy of specific performance shall be cumulative of all of the rights and remedies at law or in equity of the parties under this Agreement.

12.    Participant’s Representations. Notwithstanding any of the provisions hereof, the Participant hereby agrees that he or she will not acquire any Awarded Shares, and that the Company will not be obligated to issue any Awarded Shares to the Participant hereunder, if the issuance of such shares shall constitute a violation by the Participant or the Company of any provision of any law or regulation of any governmental authority. Any such determination by the Company shall be final, binding, and conclusive. The rights and obligations of the Company and the rights and obligations of the Participant are subject to all applicable laws.

13.    Investment Representation. Unless the Awarded Shares are issued in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Participant represents and warrants to the Company that all Common Stock which may be purchased and or received hereunder will be acquired by the Participant for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or state securities laws. Unless the Common Stock is issued to him or her in a transaction registered under the applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend and shall be held indefinitely, unless they are subsequently registered under the applicable federal and state securities laws or the Participant obtains an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required.

14.    Participant’s Acknowledgments. The Participant acknowledges that a copy of the Plan has been made available for his review by the Company, and represents that he is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all the terms and provisions thereof. The Participant hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Committee or the Board, as appropriate, upon any questions arising under the Plan or this Agreement.

15.    Law Governing. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Delaware (excluding any conflict of laws rule or principle of Delaware law that might refer the governance, construction, or interpretation of this agreement to the laws of another state).

16.    No Right to Continue Service or Employment. Nothing herein shall be construed to confer upon the Participant the right to continue in the employ or to provide services to the Company or any Subsidiary, whether as an Employee or as a Contractor or as an Outside Director, or interfere with or restrict in any way the right of the Company or any Subsidiary to discharge the Participant as an Employee, Contractor, or Outside Director at any time.

17.    Legal Construction. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal, or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

18.    Covenants and Agreements as Independent Agreements. Each of the covenants and agreements that are set forth in this Agreement shall be construed as a covenant and agreement independent of any other provision of this Agreement. The existence of any claim or cause of action of the Participant against Paycom, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements that are set forth in this Agreement.

19.    Entire Agreement. This Agreement together with the Plan and the Employment Agreement, as amended hereby, supersede any and all other prior understandings and agreements, either oral or in writing, between the parties with respect to the subject matter hereof and constitute the sole and only agreements between the parties with respect to the said subject matter. All prior negotiations and agreements between the parties with respect to the subject matter hereof are merged into this Agreement, provided however, that nothing in this Agreement shall supersede, effect, or limit the effectiveness of any prior Restricted Stock Award Agreements between Participant and the Company. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement or the Plan and that any agreement, statement or promise that is not contained in this Agreement or the Plan shall not be valid or binding or of any force or effect.

20.    Parties Bound. The terms, provisions, and agreements that are contained in this Agreement shall apply to, be binding upon, and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, and permitted successors and assigns, subject to the limitation on assignment expressly set forth herein. No Person shall be permitted to acquire any Awarded Shares without first executing and delivering an agreement in the form satisfactory to the Company making such Person or entity subject to the restrictions on transfer contained herein.

21.    Modification. No change or modification of this Agreement shall be valid or binding upon the parties unless the change or modification is in writing and signed by the parties. Notwithstanding the preceding sentence, the Company may amend the Plan to the extent permitted by the Plan.

22.    Headings. The headings that are used in this Agreement are used for reference and convenience purposes only and do not constitute substantive matters to be considered in construing the terms and provisions of this Agreement.

23.    Gender and Number. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

24.    Notice. Any notice required or permitted to be delivered hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third (3rd) day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties at the following addresses (or at such other addresses as they have theretofore specified by written notice delivered in accordance herewith):

Notice to the Company shall be addressed and delivered as follows:

Paycom Software, Inc.

7501 W. Memorial Rd.

Oklahoma City, OK 73142

Attn: Chief Financial Officer

Notice to the Participant shall be addressed and delivered at the most recent address on file at the Company.

25.    Tax Requirements. The Participant is hereby advised to consult immediately with his or her own tax advisor regarding the tax consequences of this Agreement, the method and timing for filing an election to include this Agreement in income under Section 83(b) of the Code, and the tax consequences of such election. By execution of this Agreement, the Participant agrees that if the Participant makes such an election, the Participant shall provide the Company with written notice of such election in accordance with the regulations promulgated under Section 83(b) of the Code. The Company or, if applicable, any Subsidiary (for purposes of this Section 25, the term “Company” shall be deemed to include any applicable Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any Federal, state, local, or other taxes required by law to be withheld in connection with this Award. The Participant receiving shares of Common Stock issued under the Plan shall pay to the Company, in accordance with the provisions of this Section 25, the amount of any taxes that the Company is required to withhold in connection with the Participant’s income arising with respect to this Award. Such payment must be made prior to the delivery of any certificate representing shares of Common Stock, as follows: (i) if the Participant is a Reporting Participant and/or is subject to the Company’s “Insider Trading Policy” at the time of vesting of Awarded Shares, then the tax withholding obligation must be satisfied by the Company’s withholding of a number of shares to be delivered upon the vesting of such Awarded Shares, which shares so withheld have an aggregate Fair Market Value that equals (but does not exceed) the required tax withholding payment (the “Net Settlement of Shares”), provided that, the Committee (excluding the Participant if the Participant is a member of the Committee) may, in its sole discretion, instead require the satisfaction of the tax withholding obligation in accordance with (ii)(A), (ii)(B) or (ii)(D) below; or (ii) if the Participant is neither a Reporting Participant nor subject to the Company’s “Insider Trading Policy” at the time of vesting of Awarded Shares, then such payment may be made (A) by the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares) the required tax withholding obligations of the Company; (B) if the Company, in its sole discretion, so consents in writing, the actual delivery by the Participant to the Company of shares of Common Stock, other than Restricted Stock or Common Stock that the Participant has acquired from the Company within six (6) months prior thereto, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares) the required tax withholding payment; (C) if the Company, in its sole discretion, so consents in writing, by the Net Settlement of Shares; or (D) any combination of (A), (B), or (C). The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant.

26.    Acknowledgment. The Participant expressly acknowledges and agrees that, other than the Awarded Shares and any prior Restricted Stock Award Agreements that remain effective as of the Date of Grant (a) the Participant shall not be eligible for any additional long-term incentives (including any equity or equity-based compensation awards) applicable to any time period from the Date of Grant through the end of calendar year 2025; and (b) the foregoing clause (a) shall not constitute a constructive termination or Termination of Employment without Cause or grounds for the Participant to resign for Good Reason (as defined in the Employment Agreement) or any term of similar import under the Employment Agreement or otherwise.

27.    Holding Period. Notwithstanding anything to the contrary in this Agreement or the Plan to the contrary, except for any Awarded Shares used to satisfy the withholding obligations under Section 25 upon a Net Settlement of Shares, all Awarded Shares, including Vested Shares and Non-Vested Shares, shall be subject to a lock-up restriction and shall not be Transferable until the earlier of (a) the fifth (5th) anniversary of the Date of Grant or (b) one (1) year after the date on which such Awarded Shares become Vested Shares. Any Transfer or attempted Transfer of any Awarded Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company’s books, and the purported transferee in any such Transfer shall not be treated (and the Participant shall continue be treated) as the owner of such Awarded Shares, subject to the terms and conditions hereof, for all purposes of this Agreement. The lock-up restriction provided for herein shall not limit or affect in any manner the vesting of the Awarded Shares. Notwithstanding anything to the contrary in the Plan or this Agreement, once any Non-Vested Shares become vested in accordance with this Agreement, such Awarded Shares shall remain Vested Shares, regardless of the occurrence of any other circumstance or happening during the lock-up period.

28. Adjustment to the Stock Price Thresholds. In the event that any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs or similar transaction, the Committee, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Agreement (and in manner that will not provide the Participant with any greater benefit or potential benefits than intended to be made available under the Agreement), shall appropriately adjust the First Stock Price Threshold and the Second Stock Price Threshold.

* * * * * * * * * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Participant, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement, as of the date specified in Section 1 hereof.

COMPANY:

Paycom Software, Inc.

By:	/s/ Matthew Paque
Name:	Matthew Paque
Title:	General Counsel

PARTICIPANT:

/s/ Chad Richison
Signature

Name:	Chad Richison